SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For the month of July 2008	Commission File Number:001-15014
SUN LIFE FINANCIAL INC.
(the “Company”)

(Translation of registrant’s name into English)
150 King Street West, Toronto, Ontario, M5H 1J9

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ☑
[Indicate be check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit
99.1	Earnings Press Release dated July 31, 2008

99.2	Dividend Press Release dated July 31, 2008

99.3	Shareholders’ Report for the period ended June 30, 2008

99.4	Certificates of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Canadian Multilateral Instrument 52-109 - Certification of Issuers’ Annual and Interim Filings

99.5	Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102- Shelf Offerings

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)
Date: July 31, 2008	By	/s/ “Thomas A. Bogart”
Thomas A. Bogart,
Executive Vice-President and General Counsel